Direct: (212) 859-8689

Email: Joshua.Wechsler@friedfrank.com

November 28, 2018

VIA EDGAR AND HAND DELIVERY

Mr. Donald E. Field

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Containers Inc.
Registration Statement on Form F-1
File No. 333-225677

Dear Mr. Field:

We are providing this supplemental letter on behalf of Navios Maritime Containers Inc. in connection with the above-referenced Registration Statement (File No. 333-225677) (the “Registration Statement”). As discussed with the staff of the Division of Corporation Finance, attached hereto as Annex A are updated pages proposed to be included in a subsequent amendment to the Registration Statement.

Should you have any questions, please feel free to contact the undersigned at (212) 859-8689.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Joshua Wechsler

Joshua Wechsler

cc:	Angeliki Frangou (Navios Maritime Containers Inc.)
Chris Christopoulos (Navios Maritime Containers Inc.)
Vasiliki Papaefthymiou (Navios Maritime Containers Inc.)
John M. Bibona (Fried, Frank, Harris, Shriver & Jacobson LLP)

Securities and Exchange Commission

November 28, 2018

Annex A